Exhibit 99.4

AIR Global PLC

Unaudited interim condensed consolidated financial statements

For the six-month period ended 30 June 2026

AIR Global PLC

Unaudited interim condensed consolidated financial statements

For the six-month period ended 30 June 2026

AIR Global PLC

Unaudited interim condensed consolidated statement of financial position

		As at
		30 June	31 December
		2026	2025
	Note	$000	$000
ASSETS
Non-current assets
Property, plant and equipment		26,692	28,410
Right-of-use assets	4	14,354	11,663
Intangible assets	7	367,336	371,277
Trade and other receivables	6	148	293
Investments in joint ventures		2,015	2,255
Financial asset at FVOCI	18	8,524	—
Derivative financial instruments	10, 18	2,646	—
Deferred tax assets	5	43,763	41,071
		465,478	454,969
Current assets
Inventories		61,622	55,331
Trade and other receivables		127,809	93,160
Restricted deposit	13	18,200	—
Advance tax		430	274
Derivative financial instruments	10	185	—
Cash and cash equivalents		85,411	119,456
		293,657	268,221
Total assets		759,135	723,190

LIABILITIES
Non-current liabilities
Derivative financial instruments	10	—	1,216
Other interest-bearing loans and borrowings	8	338,525	357,679
Lease liabilities	4	12,782	9,935
Employee benefits		6,660	6,542
Deferred tax liabilities	5	635	436
		358,602	375,808
Current liabilities
Other interest-bearing loans and borrowings	8	67,338	29,852
Derivative financial instruments	10, 18	339	558
Employee benefits		1,344	1,320
Lease liabilities	4	3,445	3,348
Trade and other payables		127,033	99,121
Tax payable		6,446	2,053
Payables relating to acquisitions		1,760	1,760
		207,705	138,012
Total liabilities		566,307	513,820
Net assets		192,828	209,370

EQUITY
Capital and reserves
Share capital		16	968,768
Treasury shares	17	(52,444)	—
Share premium		1,070,138	39,834
Merger reserve		(1,100,361)	(1,100,361)
Cash flow hedge reserve		1,367	(1,614)
Translation reserve		6,326	9,194
Other reserve		42,658	31,101
Retained earnings		225,128	262,448
Net equity		192,828	209,370

The notes on pages 9 to 32 form an integral part of these unaudited interim condensed consolidated financial statements.	(3)

AIR Global PLC

Unaudited interim condensed consolidated statement of comprehensive (loss) / income

		Three-month period ended 30 June		Six-month period ended 30 June
		2026	2025	2026	2025
	Note	$000	$000	$000	$000
Revenue	2	135,690	109,891	206,898	199,467
Cost of sales		(58,917)	(51,950)	(90,134)	(85,465)
Gross profit		76,773	57,941	116,764	114,002
Distribution expenses		(11,615)	(10,370)	(23,504)	(23,719)
General and administrative expenses		(38,185)	(19,341)	(67,073)	(38,082)
Provision for expected credit losses on trade receivables		(632)	(1,373)	(991)	(1,036)
Other operating (losses) / gains*		(89,357)	193	(88,792)	373
Operating (loss) / profit		(63,016)	27,050	(63,596)	51,538
Share of net loss of investments accounted for using the equity method		(118)	(181)	(240)	(329)
Changes in fair value of derivative financial instruments	18	(283)	—	(283)	—
Finance income		85	5,277	547	7,811
Finance costs		(8,149)	(8,067)	(14,416)	(21,616)
(Loss) / profit before taxation		(71,481)	24,079	(77,988)	37,404
Taxation		(3,247)	(2,965)	(3,832)	(5,431)
(Loss) / profit for the period		(74,728)	21,114	(81,820)	31,973
Other comprehensive (loss) / income
Items that may be reclassified to profit or loss:
Foreign currency translation differences – foreign operations		144	(306)	(2,868)	(454)
Changes in fair value of cash flow hedges		1,115	—	2,771	—
Amounts reclassified to profit or loss from cash flow hedges		71	(627)	210	(627)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial asset at FVOCI	18	(35)	—	(35)	—
Other comprehensive income / (loss) for the period, net of income tax		1,295	(933)	78	(1,081)
Total comprehensive (loss) / income for the period		(73,433)	20,181	(81,742)	30,892
Earnings per share for profit attributable to the ordinary equity holders of the Company:
Basic (loss) / earnings per share	16	(0.511)	0.147	(0.565)	0.223
Diluted (loss) / earnings per share	16	(0.511)	0.147	(0.565)	0.223

* included in other operating (losses) / gains for three-month period ended and six-month period ended 30 June 2026 are expenses relating to BCA transaction amounting to $89,446 (Note 17).

The notes on pages 9 to 32 form an integral part of these unaudited interim condensed consolidated financial statements.	(4)

AIR Global PLC

Unaudited interim condensed consolidated statement of changes in equity

	Share capital	Share premium	Treasury shares	Merger reserve	Cash flow hedge reserve	Translation reserve	Other reserve	Retained earnings	Net equity
	$000	$000	$000	$000	$000	$000	$000	$000	$000
Balance at 1 January 2026	968,768	39,834	—	(1,100,361)	(1,614)	9,194	31,101	262,448	209,370
Total comprehensive (loss) / income for the period
Loss for the period	—	—	—	—	—	—	—	(81,820)	(81,820)
Other comprehensive (loss) / income:
Net profit on cash flow hedges - net of tax	—	—	—	—	2,771	—	—	—	2,771
Changes in fair value of financial asset at FVOCI (Note 18)	—	—	—	—	—	—	—	(35)	(35)
Amounts reclassified to profit or loss from cashflow hedges	—	—	—	—	210	—	—	—	210
Foreign exchange translation difference – foreign operations	—	—	—	—	—	(2,868)	—	—	(2,868)
Total comprehensive (loss) / income for the period	—	—	—	—	2,981	(2,868)	—	(81,855)	(81,742)
Transactions with shareholders
Equity-settled share-based payments (Note 9)	—	—	—	—	—	—	14,709	—	14,709
Cancellation of forfeitable shares (Note 15)	(4,711)	(2,900)	—	—	—	—	2,610	5,001	—
Share based awards vested in the period	3,162	2,600	—	—	—	—	(5,762)	—	—
Reorganization transaction (Note 17)	(967,203)	1,030,604	—	—	—	—	—	39,534	102,935
Treasury shares arising from forward purchase agreement (Note 17)	—	—	(52,444)	—	—	—	—	—	(52,444)
Balance at 30 June 2026	16	1,070,138	(52,444)	(1,100,361)	1,367	6,326	42,658	225,128	192,828

The notes on pages 9 to 32 form an integral part of these unaudited interim condensed consolidated financial statements.	(5)

AIR Global PLC

Unaudited interim condensed consolidated statement of changes in equity

	Share capital	Share premium	Merger reserve	Cash flow hedge reserve	Translation reserve	Other reserve	Retained earnings	Net equity
	$000	$000	$000	$000	$000	$000	$000	$000
Balance at 1 January 2025	966,563	37,593	(1,100,361)	—	8,976	22,489	217,019	152,279
Total comprehensive income for the period
Profit for the period	—	—	—	—	—	—	31,973	31,973
Other comprehensive (loss) / income:
Net profit on cash flow hedges - net of tax	—	—	—	(893)	—	—	—	(893)
Amounts reclassified to profit or loss from cashflow hedges	—	—	—	266	—	—	—	266
Foreign exchange translation difference – foreign operations	—	—	—	—	(454)	—	—	(454)
Total comprehensive income for the period	—	—	—	(627)	(454)	—	31,973	30,892
Transactions with shareholders
Equity-settled share-based payments (Note 9)	—	—	—	—	—	2,522	—	2,522
Share based awards vested in the period	164	137	—	—	—	(301)	—	—
Shares bought back from shareholders	(164)	(158)	—	—	—	—	—	(322)
Shares issued in respect of acquisitions	461	445	—	—	—	—	—	906
Balance at 30 June 2025	967,024	38,017	(1,100,361)	(627)	8,522	24,710	248,992	186,277

The notes on pages 9 to 32 form an integral part of these unaudited interim condensed consolidated financial statements.	(6)

AIR Global PLC

Unaudited interim condensed consolidated statement of cash flows

	Six-month period ended 30 June
	2026	2025
	$000	$000
Cash flows from operating activities
(Loss) / profit for the period	(81,820)	31,973
Adjustments for:
Depreciation and amortisation	11,502	9,499
Income tax expense	3,832	5,431
Finance income	(240)	(107)
Finance costs	14,416	21,616
Gain on write off of payables for acquisitions	—	(140)
Gain on derecognition of right of use asset	—	(49)
Gain on disposal of property, plant and equipment	—	(77)
Expenses related to reorganization transaction	95,885	—
Loss on write-off of intangible assets	675	—
(Reversal of) / provision for slow moving items	(2,507)	6,635
Provision for expected credit losses on trade receivables	991	1,036
Share of net loss of investments accounted for using the equity method	240	329
Changes in fair value of derivative financial instruments	283	—
Equity settled share-based payments	14,209	2,522
Exchange gain / (loss) – net	(1,661)	(4,405)
Current service costs	1,048	1,613
	56,853	75,876
Changes in working capital:
Increase in trade and other receivables	(58,832)	(36,862)
Increase in inventories	(3,758)	(12,614)
Increase / (decrease) in trade and other payables*	9,111	(9,984)
Operating cash flows before payments for employee benefits and payments for income tax	3,374	16,416
Income tax paid	(2,575)	(6,511)
Employee benefits paid	(906)	(896)
Cash (used in) / generated from operating activities	(107)	9,009

*Excluding accruals for expenses related to financing activity of reorganization transactions of $18,801 at 30 June 2026 (2025: nil).

The notes on pages 9 to 32 form an integral part of these unaudited interim condensed consolidated financial statements.	(7)

AIR Global PLC

Unaudited interim condensed consolidated statement of cash flows (continued)

	Six-month period ended 30 June
	2026	2025
	$000	$000
Cash flows from investing activities
Proceeds from sale of property, plant and equipment	67	119
Payment made for acquisition of shares in joint venture	—	(155)
Acquisition of property, plant and equipment	(1,117)	(1,509)
Acquisition of intangible assets	(4,162)	(7,775)
Interest received on lease receivables	144	93
Interest received	233	100
Payment made for acquisitions	(5,000)	(2,500)
Net cash used in investing activities	(9,835)	(11,627)
Cash flows from financing activities
Interest paid on borrowings	(13,386)	(15,585)
Proceeds from loans and borrowings	27,500	405,200
Proceeds from interest rate swaps	210	266
Repayment of borrowings	(10,130)	(390,750)
Cash paid for expenses related to reorganization transactions	(28,933)	—
Cash received related to reorganization transactions	2,340	—
Transactions with non-controlling interests	—	(1,680)
Payment of transaction costs related to loans	—	(10,375)
Employee shared based payments consideration received	500	—
Cash paid for shares bought back from shareholders	—	(322)
Interest paid on lease liabilities	(507)	(378)
Proceeds from lease incentives	162	—
Principal payment of lease liabilities	(1,859)	(1,655)
Net cash from / (used in) financing activities	(24,103)	(15,279)
Net decrease in cash and cash equivalents	(34,045)	(17,897)
Cash and cash equivalents at beginning of the period	119,456	71,702
Cash and cash equivalents at the end of the period	85,411	53,805

Non-cash transactions are as follows:
- Issuance of shares for BCA transactions (including share premium) (Note 17)	48,150	—
- Utilization of prepayments for acquisitions of Greentank	5,000	—

Refer to Note 4 for non-cash transactions pertaining to additions of right-of-use assets, lease liabilities.

The notes on pages 9 to 32 form an integral part of these unaudited interim condensed consolidated financial statements.	(8)

AIR Global PLC

Notes to the unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2026

1.
General information and accounting policies
1.1.
General Information

AIR Global PLC (“AIR Global” or the “Company”), formerly AIR Holdings Limited, is a publicly traded company domiciled and registered in Jersey. AIR Holdings Limited was incorporated under the Companies (Jersey) Law 1991 (as amended) on 23 October 2025. Following completion of the transaction described below on 15 May 2026, the Company was renamed to AIR Global PLC and its common shares became listed on Nasdaq Stock Market LLC (“Nasdaq”), with the trading ticker AIIR. The registered number of the Company is 162485 and the registered address is 15 Esplanade, St. Helier, JE1 1RB, Jersey.

On 15 May 2026 (the “Closing Date”), AIR Holdings Limited, a, private limited company incorporated under the laws of Jersey (“AIR Holdings”), Cantor Equity Partners III, Inc., a Cayman Islands exempted company (“CAEP”), AIR Limited, a private limited company incorporated under the laws of Jersey (“AIR”), Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company (“Cayman Merger Sub”) incorporated for the sole purpose of effectuating a merger, and Genesis Jersey Merger Sub Limited, a private limited company incorporated under the laws of Jersey (“Jersey Merger Sub”) incorporated for the sole purpose of effectuating a merger, completed the business combination agreement transactions ("BCA transaction”, “reorganization transaction”) pursuant to an agreement entered by the parties on 7 November 2025 (the “Business Combination Agreement”). Following the BCA transaction, the former shareholders of AIR obtained control of the combined company and renamed it to AIR Global PLC.

CAEP did not meet the definition of a “business” in accordance with IFRS 3 – Business Combinations (“IFRS 3”) as issued by the International Accounting Standards Board (“IASB”). As such, the BCA transaction has been accounted for as a capital reorganization where AIR Global PLC is considered a continuation of AIR Limited for financial reporting purposes, with AIR Limited identified as the accounting acquirer. Under this method of accounting, CAEP was treated as the “acquired” company for financial reporting purposes and the BCA transaction was treated as the equivalent of AIR issuing shares in exchange for the net assets of CAEP, accompanied by a recapitalization of AIR. Accordingly, the unaudited interim condensed financial statements represent a continuation of the financial position and results of AIR Limited, and comparative information reflects the historical financial information of AIR Limited. The identifiable assets acquired and liabilities assumed from CAEP were recognized and measured in accordance with the applicable IFRS Accounting Standards. No goodwill or other intangible assets were recognized.

Additional information regarding the BCA transaction is provided in Note 17.

These unaudited interim condensed consolidated financial statements include the accounts of the AIR Global and its subsidiaries (together referred to as the “Group”) for the six-month period ended 30 June 2026 and have been approved by the Board of Directors on 19 August 2026. The Group specializes in the manufacture and distribution of molasses.

1.2.
Basis of preparation

The unaudited interim condensed consolidated financial statements of the Group for the six-month period ended 30 June 2026 have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

These unaudited interim condensed consolidated financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with the Group's consolidated financial statements for the year ended 31 December 2025.

1.3.
Basis of measurement

These unaudited interim condensed consolidated financial statements are prepared under the historical cost convention unless otherwise stated in the Group’s consolidated financial statements for the year ended 31 December 2025.

(9)

AIR Global PLC

Notes to the unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2026

1.4.
Functional and presentation currency

The unaudited interim condensed consolidated financial statements are presented in United States Dollar (“USD”), which is the Group’s presentational currency and the functional currency of the Company and majority of its subsidiaries. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

1.5.
Material accounting policies

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2025, adoption of new standards and amendments to the existing standards and interpretations effective as of 1 January 2026, as detailed below:

(a)
New and amended standards adopted by the Group

There are no new standards, amendments and interpretations of IFRS Accounting Standards that are effective that would be expected to have a material impact on the Group.

(b)
New standards and interpretations not yet adopted

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:

•
the structure of the statement of profit or loss;
•
required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and
•
enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’. IFRS 18 will apply for reporting periods beginning on or after 1 January 2027 and also applies to comparative information. The Group plans to adopt IFRS 18 on its effective date and is currently in the process of assessing the impact of the adoption.

There are no other new standards, amendments and interpretations of IFRS Accounting Standards that are not yet effective that would be expected to have a material impact on the Group.

1.6.
Significant accounting judgements, estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Other than the BCA reorganization transaction disclosed in Note 17 and investments in Greentank Innovations Corp. disclosed in Note 18, the significant accounting judgments, estimates and assumptions applied during the preparation of the unaudited interim condensed consolidated financial statements are similar to those that were applied to the consolidated financial statements as at and for the year ended 31 December 2025.

(10)

AIR Global PLC

Notes to the unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2026

1.7. Going Concern

The unaudited interim condensed consolidated financial statements have been prepared on a going concern basis which the Directors consider to be appropriate for the following reasons:

•
The Group reported a loss for the period ended 30 June 2026 of $81,820, compared with a $31,973 profit in the period ended 30 June 2025, mainly caused by expenses incurred due to BCA transaction and listing process, had negative operating cashflows of $107 (30 June 2025: positive operating cash flows of $9,009), and net current assets of $85,952 as at 30 June 2026 (31 December 2025: net current assets of $130,209).
•
The Directors have prepared forecasts, including profitability, working capital, and cashflow expectations for a period of at least 12 months from the date of these unaudited interim condensed consolidated financial statements, and in addition have also prepared forecasts for the year 2027 which indicates that, taking account of reasonably possible downsides scenarios, the Group and Company will have sufficient funds to meet its liabilities as they fall due.
•
Forecasts have been prepared and consider a range of possible scenarios, including plausible downside scenarios. In such scenarios, the Group will continue to be profitable, cash generative and remain in compliance with all financial covenants over the forecast period. The Directors considered this appropriate, noting the Group’s continued growth, strong cash generation potential and the Group’s new business pipeline, while also remaining cognisant of the residual uncertainty in the macro-economic environment. After careful consideration of these downside scenarios, the Directors are satisfied that the Group’s existing resources are adequate to meet its requirements as they fall due.

Consequently, the Directors are confident that the Group and Company will have sufficient funds to continue to meet its liabilities as they fall due for at least 12 months from the date of approval of the unaudited interim condensed consolidated financial statements and therefore have prepared the unaudited interim condensed consolidated financial statements on a going concern basis.

1.8 Seasonality of operations

Results for the six-month period ended 30 June 2026 are not necessarily indicative of the results that may be expected for the full financial year ending 31 December 2026. The nature of the Group’s business is such that the income and expenditure are incurred in a manner, which is not impacted by any forms of seasonality generally.

1.9. Derivative financial instruments

The Group’s accounting policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2025.

During the period, the Group used currency swaps and foreign exchange forward contracts to manage long term or short‑term currency exposures. These instruments are not designated in hedge relationships and are measured at fair value through profit or loss, with changes in fair value recognized in the unaudited interim condensed consolidated statement of comprehensive income.

(11)

AIR Global PLC

Notes to the unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2026

2.
Revenue

The Group generates revenue primarily from the sale of tobacco molasses and collection of royalty income generated from licensing of its brands for use in related industries. In the following table, revenue is disaggregated by major products / service lines, primary geographical markets and timing of revenue recognition.

	Three-month period ended 30 June		Six-month period ended 30 June
	2026	2025	2026	2025
	$000	$000	$000	$000
Major products / service lines
Tobacco and related products	113,455	92,737	174,993	165,563
Royalty from sales of tobacco and related products	18,113	16,197	26,531	31,991
Logistics services	4,122	957	5,374	1,913
	135,690	109,891	206,898	199,467
Primary geographical markets
MEAA	92,814	73,009	137,265	132,033
Americas	27,197	20,299	43,125	41,771
Europe	15,679	16,583	26,508	25,663
	135,690	109,891	206,898	199,467
Timing of transfer of goods or services
Tobacco and related products transferred at a point in time	113,455	92,737	174,993	165,563
Royalty income from sales of tobacco and related products transferred at a point in time	15,113	13,697	19,531	23,991
Royalty income from sales of tobacco and related products transferred over time	3,000	2,500	7,000	8,000
Logistics services transferred over time	4,122	957	5,374	1,913
	135,690	109,891	206,898	199,467

In February 2026, escalations in geopolitical tensions between the United States, Israel and Iran resulted in increased regional instability across the Middle East, including the UAE and other GCC markets in which the Group operates. These developments have disrupted shipping through the Strait of Hormuz, leading many carriers to suspend transits and reroute vessels. To date, the Group has experienced some increases in shipping costs and delays in the delivery of raw materials and product distribution as alternative land‑based routes are utilized.

The amount of revenue recognized in the current period that was included in the contract liability balance at the beginning of the period was $7,872 (2025: $377).

There are unsatisfied performance obligations of $12,905 as at 30 June 2026 (31 December 2025: $7,872).

(12)

AIR Global PLC

Notes to the unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2026

3.
Segment information

The Group's management has identified four reportable operating segments, as reviewed by the CODM, the Executive Committee.

During the period ended 30 June 2026, Management made the decision to re-name these segments to enable better understanding, changing ‘Core’ to ‘Flavored Shisha Molasses’ (‘FSM’). No other changes were made in respect of the segments or the revenues and Adjusted EBITDA that they represent. Accordingly, as at 30 June, 2026, the portfolio is organized as follows: (i) FSM Americas (formerly Core – Americas); (ii) FSM – Europe (formerly Core – Europe); FSM – MEAA (formerly Core – MEAA), and New Growth Categories (the “NGCs”) which remains.

For management purposes, the Group is organized into the following divisions

I.
Flavored Shisha Molasses ("FSM") (formerly called "Core") - Americas – Includes the production and sale of traditional shisha tobacco under the Al Fakher and other non-New Growth Categories (“non-NGC”) brands, distributed in the Americas through wholesale, retail, and direct-to-consumer channels.
II.
Flavored Shisha Molasses ("FSM") (formerly called "Core") - Europe – Includes the production and sale of traditional shisha tobacco under the Al Fakher and other non-NGC brands, distributed throughout Europe through wholesale, retail, and direct-to-consumer channels.
III.
Flavored Shisha Molasses ("FSM") (formerly called "Core") - MEAA – Includes the production and sale of traditional shisha tobacco under the Al Fakher and other non-NGC brands, distributed throughout the Middle East through wholesale, retail, and direct-to-consumer channels. FSM– MEAA also includes various royalty arrangements linked to the Al Fakher brand.
IV.
New Growth Categories ("NGCs") – This segment covers the Group’s offering under the OOKA brand (including proprietary devices and related consumables), modern oral nicotine pouches, and both nicotine and non-nicotine inhalation devices under the VANT and Crown Switch brands.

The CODM allocates resources based on adjusted EBITDA, which is reported and reviewed monthly. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, and amortization, further adjusted to exclude items such as non-recurring expenses, share-based compensation and other non operating expenses. Adjusted EBITDA is not a measure specifically defined under IFRS. Segmental asset information is not provided to the CODM.

Segmental information

	Six-month period ended 30 June 2026
	FSM - Americas	FSM - Europe	FSM - MEAA	New Growth Categories	Total
	$000	$000	$000	$000	$000
Revenue	42,804	25,233	136,649	2,212	206,898
Adjusted EBITDA	19,771	154	59,760	(7,937)	71,748

	Six-month period ended 30 June 2025
	FSM - Americas	FSM - Europe	FSM - MEAA	New Growth Categories	Total
	$000	$000	$000	$000	$000
Revenue	41,410	25,063	131,376	1,618	199,467
Adjusted EBITDA	16,866	1,848	62,278	(9,333)	71,659

(13)

AIR Global PLC

Notes to the unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2026

During the period, the Group had one external customer and one group of related party companies that in aggregate each comprised more than 10% of the Group’s revenues totaling $34,179 and $28,594 respectively, included in the FSM - MEAA segment (30 June 2025: one external customer and one group of related party companies totaling $24,134 and $55,181, respectively, included in the FSM - MEAA segment).

Reconciliation of operating (loss) / profit to adjusted EBITDA

	Six-month period ended 30 June
	2026	2025
	$000	$000
(Loss) / profit for the period	(81,820)	31,973
Add / (subtract):
Taxation	3,832	5,431
Finance costs	14,416	21,616
Finance income	(547)	(7,811)
Depreciation – property, plant and equipment	2,492	2,494
Depreciation - right-of-use assets	1,904	1,659
Amortisation	7,106	5,346
Share of results in joint venture	240	329
Changes in fair value of derivative financial instruments	283	—

Non recurring items:
Share-based compensations (i)	12,439	1,007
Corporate restructuring costs	703	1,184
Significant provisions, write-offs and associated legal costs	1,675	6,506
Public company readiness cost (ii)	7,365	1,925
Extra-ordinary costs caused by regional disruption (iii)	3,795	—
Regulatory costs (iv)	1,980	—
Fees related to BCA transaction (v)	47,735	—
Expense of equity issued at BCA transaction date (net) (v)	48,150	—
Adjusted EBITDA	71,748	71,659

(i) During the periods, the Group recognized $12,439 share-based expenses mainly in relation to the Milestone Incentive Plan, and the Retention Award, both being equity-settled share-based compensation arrangements established for senior management. Although these share-based arrangements are one-time programs linked to the completion, and period of time thus following an exit event respectively, and will not recur in future periods, the related share-based charges will continue to be recognized over the remaining vesting period in accordance with IFRS 2 “Share based payments.”

(ii) During the periods, the Group incurred a series of non-recurring costs amounting to $7,365 directly related to public company readiness activities. These expenditures were incurred to assess and implement the Group's key requirements as a public listed company, alongside other professional fees including, but not limited, to legal, tax, and accounting. These fees and costs would not otherwise be incurred.

(iii) During the six- month period ended 30 June 2026, as a result of regional disruption, the Group was forced to enter into contracts for air-freighting materials and finished goods where normal routes rendered supply temporarily impossible. Management does not normally sanction these solutions for its supply chain so considers these events as exceptional. Additionally, the Group was unable to procure glycerin, a key ingredient for its flavored shisha molasses, from contracted supply sources, and was obliged to enter into a short term contracts for continuity of supply at prices that were significantly misaligned to normal market conditions. Accordingly, management have adjusted the incremental cost of this specific ingredient. The exceptional cost recognized in respect of these matters amounted to $3,795. Incremental cost in respect of re-routing of land and sea based shipments, and other inflationary and situational increases has not been adjusted and is considered operational, and within the control of management.

(14)

AIR Global PLC

Notes to the unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2026

(iv) During the six-month period ended 30 June 2026, the Group incurred regulatory costs of $1,980 comprising consulting, advisory, and research fees to support the preparation and submission of a U.S. Premarket Tobacco Product Application (PMTA) for one of its strategic devices. Management considers PMTA applications to be infrequent and non-recurring in nature, with associated costs that are significant relative to the Group's normal operating activities. Accordingly, these costs have been adjusted for in management's assessment of underlying performance.

(v) During the six- month period ended 30 June 2026, as a result of the BCA transaction that took effect on 15 May 2026, the Group issued 4,408,369 shares (including 1,500,000 subject to earnout performance conditions) for an average fair value of $11.45 per share amounting to $50,490 in total share premium. While $2,340 of this share premium was received in cash (in consideration for 226,360 shares issued by the Group), $48,150 of issuance cost is taken as a charge to the unaudited interim condensed consolidated statement of comprehensive income in accordance with IFRS 2 "Share based payments".

Furthermore, during the six- month period ended 30 June 2026, as a result of the BCA transaction that took effect on 15 May 2026, the Group incurred expenses including sponsor marketing and advisory fees for a total of $32,635, satisfying redemption fees on shares redeemed of $4,106, and other advisory, legal and administrative fees of $10,994.

4.
Right-of-use assets and lease liabilities

4.1. Right-of-use assets

Right-of-use assets comprise leased land and buildings.

	Six-month period ended 30 June
	2026	2025
	$000	$000
Cost
Balance as at 1 January	20,637	18,324
Additions*	4,778	1,016
Effect due to lease modifications	102	1,596
Lease incentives	(162)	—
Disposals	(876)	(1,348)
Impact of exchange rates	(225)	634
Total cost	24,254	20,222

Accumulated Depreciation
Balance as at 1 January	8,974	6,132
Depreciation charge for the year	1,904	1,659
Disposals	(842)	(582)
Impact of exchange rates	(136)	393
Total accumulated depreciation	9,900	7,602
Balance at end of period	14,354	12,620

*Mainly comprises of the new lease for a factory in Romania

4.2. Lease liabilities

	30 June 2026	31 December 2025
	$000	$000
Non-current of lease liabilities	12,782	9,935
Current portion of lease liabilities	3,445	3,348
	16,227	13,283

(15)

AIR Global PLC

Notes to the unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2026

The movement in lease liabilities is as follows:

	Six-month period ended 30 June
	2026	2025
	$000	$000

Balance as at 1 January	13,283	12,933

Changes from financing cash flows
Interest paid	(507)	(378)
Payment of principal elements of lease liabilities	(1,859)	(1,655)
Total changes from financing cash flows	(2,366)	(2,033)

Other changes
Interest expense	580	378
Additions	4,778	1,016
Disposal of right-of-use assets	(34)	(29)
Effect due to lease modifications	102	1,596
Impact of exchange rates	(116)	319
Total other changes	5,310	3,280
Balance at end of period	16,227	14,180

5.
Taxation
5.1.
Recognized in the unaudited interim condensed consolidated statement of comprehensive (loss) / income

	Six-month period ended 30 June
	2026	2025
	$000	$000
Current tax
Current tax on profits for the period	(6,812)	(3,476)
Deferred tax
Origination and reversal of temporary differences	2,980	(1,955)
	(3,832)	(5,431)

The deferred tax benefit recognized in the unaudited interim condensed consolidated statement of comprehensive income amounted to $2,493 (30 June 2025: expense of $926), out of which deferred tax benefit of $2,980 (30 June 2025: expense of $1,955) was recognized in the unaudited interim condensed consolidated statement of comprehensive income and an expense of $487 (30 June 2025: benefit of $1,029) was recognized in other comprehensive income.

(16)

AIR Global PLC

Notes to the unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2026

5.2 Reconciliation of effective tax rate

The Company is a UK tax resident company and UK companies are subject to an average income tax rate of 25% (2025: 25%). Therefore, this rate is used for reconciliation purposes.

	Six-month period ended 30 June
	2026	2025
	$000	$000
(Loss) / profit for the period	(81,820)	31,973
Total tax expense	(3,832)	(5,431)
(Loss) / profit before taxation	(77,988)	37,404

Tax expense / (benefit) using the UK corporation tax rate of 25%	(19,497)	9,351
Deferred tax on intangibles	787	985
Current year losses for which no deferred tax asset was recognized	1,737	2,225
Income in tax-free jurisdictions	(4,241)	(5,845)
Effect of different tax rates in foreign jurisdictions	4,146	(2,070)
Withholding Tax on Foreign Dividend Income	—	446
Non-deductible expenses – net*	25,199	—
Tax credit	(223)	—
Over provision in prior years	304	2
Origination / (reversal) of temporary differences	(2,668)	666
Utilisation of previously unrecognised tax loss carry forwards	(613)	(633)
Movement of deferred tax on recognized tax losses	(1,099)	304
Total tax expense	3,832	5,431

*Non-deductible expenses mainly relate to initial public offering related costs, non-deductible under the UK tax law.

5.3 Deferred tax assets and liabilities

The unused tax losses were incurred by group entities that are not likely to generate taxable income in the foreseeable future or that have not yet produced sufficient positive evidence to support the creation of a deferred tax asset.

The Group has unused tax losses of $123,445 (31 December 2025: $115,307) for which no deferred tax asset has been recognized, as it is not considered probable that sufficient taxable profits will be available against which these losses can be utilized. These losses were incurred by group entities that have not yet produced sufficient positive evidence to support creation of a deferred tax asset. The potential tax benefit of these losses, calculated at the applicable enacted tax rates, amounts to $23,963 (31 December 2025: $22,846). The unused tax losses can be carried forward indefinitely.

6. Trade and other receivables

Due to an increase in production volumes, the Group was required to provide a temporary excise duty escrow of $9,028 in favour of the Polish tax authorities. The escrow arrangement is expected to unwind during the second half of the year, upon its replacement with a local bank guarantee.

(17)

AIR Global PLC

Notes to the unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2026

7. Intangible assets

	Goodwill	Distribution rights	Customer relationships	OOKA	Other intangibles	Development and IP under construction	Domains	Total
	$000	$000	$000	$000	$000	$000	$000	$000
Cost
Balance at 1 January 2025	143,125	119,760	34,335	57,722	22,797	9,009	156	386,904
Additions – internally developed	—	—	—	—	—	1,108	—	1,108
Additions – externally purchased	—	—	—	—	265	3,842	—	4,107
Transfers	—	—	—	858	—	(858)	—	—
Disposal of subsidiaries	(297)	—	(210)	—	(220)	—	—	(727)
Impact of exchange rates	1,962	—	—	—	430	—	—	2,392
Balance at 30 June 2025	144,790	119,760	34,125	58,580	23,272	13,101	156	393,784

Balance at 1 January 2026	144,786	119,760	34,125	60,106	44,145	6,218	156	409,296
Additions – internally developed	—	—	—	—	—	992	—	992
Additions – externally purchased	—	—	—	—	—	3,432	—	3,432
Written off during the period	—	—	—	—	—	(675)	—	(675)
Transfers	—	—	—	150	2,036	(2,186)	—	—
Impact of exchange rates	(481)	—	—	—	(142)	—	—	(623)
Balance at 30 June 2026	144,305	119,760	34,125	60,256	46,039	7,781	156	412,422

Amortisation and impairment
Balance at 1 January 2025	—	525	14,980	6,577	4,492	—	62	26,636
Amortisation for the period	—	242	1,251	1,849	1,988	—	16	5,346
Disposal of subsidiaries	—	—	(61)	—	(69)	—	—	(130)
Impact of exchange rates	—	—	—	120	2	—	—	122
Balance at 30 June 2025	—	767	16,170	8,546	6,413	—	78	31,974

Balance at 1 January 2026	—	1,010	17,421	10,470	9,025	—	93	38,019
Amortisation for the period	—	242	1,251	2,157	3,440	—	16	7,106
Impact of exchange rates	—	—	—	—	(39)	—	—	(39)
Balance at 30 June 2026	—	1,252	18,672	12,627	12,426	—	109	45,086

Net book amount
Balance at 30 June 2025	144,790	118,993	17,955	50,034	16,859	13,101	78	361,810
Balance at 30 June 2026	144,305	118,508	15,453	47,629	33,613	7,781	47	367,336

(18)

AIR Global PLC

Notes to the unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2026

8. Other interest-bearing loans and borrowings

On 14 May 2026, the Group drew down USD 27,500 under its Revolving Credit Facility (RCF) mainly for working capital purposes. The interest recognized on the drawdown was $297 for the period ended 30 June 2026.

The Group has various debt covenants related to its facilities which require maintaining certain financial ratios within stipulated limits. These financial ratios address the liquidity and capital structure of the Group. The Group was in compliance with the covenants as of 30 June 2026.

9. Employee benefits

Share-based payments

The Group operates multiple share-based payments plans for its senior management and junior employees. The schemes for the senior management are equity settled share-based payments whereby the senior management are entitled to receive shares in AIR Global PLC upon satisfying the relevant vesting conditions. The schemes for junior employees are cash settled share-based payments whereby these employees are entitled to receive cash amounts for the value of shares vested to them upon satisfying the vesting conditions.

The Group uses a valuation report provided by an external expert to determine the fair value of the equity settled and cash-settled shares. The valuation report considers various factors such as the current market price of the Company's shares, the expected volatility of the share price, and the expected dividend yield.

Share scheme charge:

	Six-month period ended 30 June
	2026	2025
	$000	$000
Long Term Incentive Scheme ("LTI Shares")	1,413	1,010
Annual bonus scheme for senior management	466	655
Milestone Incentive Plan ("MIP")	8,829	837
Matched share awards	500	—
Retention award*	3,501	—
Sign on bonus shares	—	20
Equity settled share-based payments charge	14,709	2,522
Employee shared based payments consideration received	(500)	—
Cash settled annual bonus plan for junior employees	610	715
	14,819	3,237

*In 2025, the Group established a long-term incentive arrangement (the “Retention Award”) for 28 members of senior management and executive leadership. The Retention Award provides participants with rights to receive equity instruments of AIR Global PLC (formerly AIR Limited) and is accounted for as an equity-settled share-based payment arrangement in accordance with IFRS 2. The Retention Award comprises three tranches representing 12.5%, 12.5% and 75% of the maximum award, respectively. Tranches 1 and 2 are subject solely to service-based vesting conditions. Tranche 3 is subject to both a market-based performance condition, being Total Shareholder Return (“TSR”), and a service condition.

As at 30 June 2026, the specific TSR performance targets applicable to Tranche 3 had not been finalized or communicated to participants. Accordingly, management determined that the grant date for Tranche 3 had not occurred as of that date, as participants did not yet have a shared understanding of the relevant performance requirements. Notwithstanding the absence of a grant date for Tranche 3, employees commenced rendering services from 1 October 2025 pursuant to signed individual award letters. In accordance with IFRS 2, the Group recognized share-based compensation expense for services received. As at 30 June 2026 management performed assessment of the fair value of Tranche 3 in accordance with IFRS 2 requirements and concluded the change from most recent fair value assessment performed as at 31 March 2026 to be immaterial.

(19)

AIR Global PLC

Notes to the unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2026

10. Derivative financial instruments

	30 June 2026	31 December 2025
Assets	$000	$000
Current
Derivative financial instruments - currency exchange contracts	27	—
Derivatives designated as a cash flow hedge - interest rate swaps	158	—
	185	—
Non current
Derivative financial instruments - warrants (Note 18)	1,301	—
Derivatives designated as a cash flow hedge - interest rate swaps	1,345
	2,646	—
	2,831	—

	30 June 2026	31 December 2025
Liabilities	$000	$000
Current
Derivative financial instruments - foreign exchange forward contracts	196	—
Derivative financial instrument - Greentank forward purchase contract (Note 18)	143	—
Derivatives designated as a cash flow hedge - interest rate swaps	—	558
	339	558
Non current
Derivatives designated as a cash flow hedge - interest rate swaps	—	1,216
	—	1,216
	339	1,774

Interest rate swaps

During 2025, the Group entered into derivatives for economic hedging purposes and not as speculative investments. In particular, the Group uses interest rate swaps to minimise the effect of interest rate fluctuations on its borrowings. The contracts entered into by the Group are principally denominated in USD. The fair values of these contracts are recorded in the unaudited interim condensed consolidated statement of financial position and is determined by reference to valuations by reputable external financial institutions.

Interest rate swaps are commitments to exchange one set of cash flows for another. The swaps result in an economic exchange of interest rates, no exchange of principal takes place. These swap transactions entitle the Group to receive or pay amounts derived from interest rate differentials between an agreed fixed interest rate and the applicable floating rate prevailing at the beginning of each interest period.

	30 June 2026	31 December 2025
	$000	$000
Interest rate swaps
Carrying amount (current asset)	158	—
Carrying amount (non-current asset)	1,345
Carrying amount (current liability)	—	558
Carrying amount (non-current liability)	—	1,216
Notional amount	405,200	405,200
Maturity date	10 Sept 2027	10 Sept 2027
Hedge ratio	1:1	1:1

(20)

AIR Global PLC

Notes to the unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2026

At 30 June 2026, the fixed interest rates range from 3.59% to 3.60% per annum (31 December 2025: 3.59% to 3.60% per annum). The floating rates are linked to Secured Overnight Financing Rate (“SOFR”). Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. Interest received for the period ended 30 June 2026 was $210 (30 June 2025: $266).

Hedge ineffectiveness for interest rate swaps is assessed using the following principles:

- the credit value / debit value adjustment on the interest rate swaps which is not matched by the loan, and

- differences in critical terms between the interest rate swaps and loans.

Movement in hedge reserve

The following table provides a reconciliation by risk category of components of equity and analysis of other comprehensive income items, net of tax, resulting from cash flow hedge accounting.

	Six-month period ended 30 June
	$000	$000
At 1 January	(1,614)	—
Changes in fair value	2,997	(954)
Amounts reclassified to profit or loss from cash flow hedges	210	266
Tax movements during the period	(226)	61
At 30 June	1,367	(627)

Changes in the fair market values of interest rate swaps that are considered effective and designated as cash flow hedges are recognized in the hedge reserve in other comprehensive income. Amounts are reclassified to profit or loss when the associated hedged transaction affects profit or loss. There was no ineffectiveness to be recorded from the cash flow hedges. The changes in fair values of interest rate swaps designated as cash flow hedges for the period ended 30 June 2026 amounted to a gain of $2,997 (30 June 2025: loss $954). The related tax benefit for the period was $226 (30 June 2025: charge $61), which has been recognized in other comprehensive (loss) / income and presented net against the fair value loss.

Currency swap contracts

During the six‑month period ended 30 June 2026, the Group entered into a USD/PLN foreign exchange swap to manage short‑term Polish Zloty (PLN) liquidity requirements. The original contract entered into on 17 April 2026 was settled on 26 June 2026 and simultaneously rolled forward into a new forward contract maturing on 27 July 2026 for the same notional amount of PLN 34,000. On settlement of the June 2026 leg, the Group received net cash of $230, which has been recognized in profit or loss within “net foreign exchange gains/(losses)”.

As at 30 June 2026, the Group held one outstanding USD/PLN forward contract. The contract was recognized as a derivative financial asset and measured at fair value through profit or loss. The fair value of the contract at 30 June 2026 was $27, and the resulting fair value gain of $27 was recognized in profit or loss during the period.

Foreign exchange forward contracts

During the six‑month period ended 30 June 2026, the Group entered into a number of EUR/USD foreign exchange forward contracts to economically manage its exposure to fluctuations in foreign currency exchange rates. The contracts were entered into between May and June 2026 and have maturities ranging from July 2026 to December 2027.

As at 30 June 2026, the Group held outstanding EUR/USD forward contracts with an aggregate negative mark‑to‑market value of $196, which is measured at fair value through profit or loss and recognized as a derivative liability. The impact of fair value on the outstanding forward contract as at 30 June 2026 amounted to $196 and has been recognized in profit or loss during the period.

(21)

AIR Global PLC

Notes to the unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2026

11. Financial risk management

During the period, the Group was exposed to USD/PLN and USD/EUR exchange rate movements arising from future liquidity arrangements. The Group managed this exposure through foreign exchange derivatives, including currency swap and foreign exchange forward contracts. These instruments are not designated as hedging instruments and are accounted for at fair value through profit or loss.

The Group’s remaining risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2025.

12. Fair value estimation

Financial instruments comprise financial assets and financial liabilities. Financial assets consist of trade and other receivables (excluding prepayments, VAT and tax receivable, prepayments for income tax, advance payments to suppliers and excise tax), financial asset at FVOCI, derivative financial instruments and assets, and cash and cash equivalents. Financial liabilities consist of trade and other payables (excluding advance payments from customers, staff bonus provision, excise tax and VAT payables), other interest-bearing loans and borrowings, derivative financial instruments, lease liabilities and payables relating to acquisitions. The fair values of financial instruments approximate their carrying values.

The table below analyses financial instruments, into a fair value hierarchy based on the valuation technique used to determine fair value.

•
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
•
Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
•
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of financial instruments that are not traded in an active market is based on valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, these instruments are included in level 2. All derivative financial instruments held by the Group have been categorised as level 2 as shown below, where the fair valuation of such instruments has been determined based on discounting future cash flows using observable discount factors. Future cash flows are estimated based on forward interest rates. There is no change in the valuation technique in comparison to prior years. If one or more of the significant inputs is not based on observable market data, these instruments are included in level 3.

The following table presents the Group's assets and liabilities that are measured at fair value at 30 June 2026:

	Carrying amount	Fair value	Level 1	Level 2	Level 3
Assets	$000	$000	$000	$000	$000
Financial asset at FVOCI - Series 7 Preferred Shares of Greentank (Note 18)	8,524	8,524	—	—	8,524
Derivative financial instruments - warrants (Note 18)	1,301	1,301	—	—	1,301
Derivative financial instruments - currency exchange contracts (Note 10)	27	27	—	27	—
Derivatives designated as a cash flow hedge - Interest rate swaps (Note 10)	1,503	1,503	—	1,503	—
	11,355	11,355	—	1,530	9,825

(22)

AIR Global PLC

Notes to the unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2026

	Carrying amount	Fair value	Level 1	Level 2	Level 3
Liabilities	$000	$000	$000	$000	$000
Derivative financial instruments - foreign exchange forward contracts (Note 10)	196	196	—	196	—
Derivative financial instrument - Greentank forward purchase contract (Note 18)	143	143	—	—	143
	339	339	—	196	143

The following table presents the Group's assets and liabilities that are measured at fair value at 31 December 2025:

	Carrying amount	Fair value	Level 1	Level 2	Level 3
Liabilities	$000	$000	$000	$000	$000
Derivatives designated as a cash flow hedge (Note 10)	1,774	1,774	—	1,774	—
	1,774	1,774	—	1,774	—

There were no transfers between the levels for recurring fair value measured during the year. The group’s policy is to recognise transfers into and out of fair value hierarchy levels as at the end of the reporting period. The group did not change any valuation techniques in determining the level 2 and level 3 fair values.

Level 2

Derivatives designated as a cash flow hedge - interest rate swaps

For 30 June 2026 and 31 December 2025, the Group applies valuation techniques based on the present value of estimated future cash flows, utilizing observable yield curves as the primary input to fair value the financial instrument.

For 30 June 2026 and 31 December 2025, management has assessed that the fair values of the Group’s financial instruments are estimated to approximate their carrying values since the financial instruments are either short term in nature or carry interest rates which are based on prevailing market interest rates and / or are expected to be realized at their current carrying values within twelve months from the date of the unaudited interim condensed consolidated statement of financial position.

Derivative financial instruments

In addition to interest rate swaps, the Group held a foreign exchange forward contract and currency swap contracts as at 30 June 2026, which is classified as a Level 2 financial instrument, with fair value determined using observable forward exchange rates.

Level 3

The Group measures its financial asset at FVOCI, and related warrants and Greentank forward purchase contract at fair value at each reporting date.

As the financial asset at FVOCI and derivative financial instruments are not traded in an active market, fair value is determined using valuation techniques incorporating both observable and unobservable market data. Significant judgment is required in determining the assumptions used in the valuation of the instruments. The valuations are therefore classified within Level 3 of the fair value hierarchy.

(23)

AIR Global PLC

Notes to the unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2026

i. Valuation Techniques

The following valuation techniques were used to measure the financial instruments categorized within Level 3 of the fair value hierarchy:

Valuation Technique
Financial asset at FVOCI - Series 7 Preferred Shares of Greentank

Option Pricing Method using a Black-Scholes framework to allocate Greentank's total equity value across its outstanding share classes at the breakpoints where returns shift between classes, reflecting each class's respective liquidation preferences and participation rights. The model was calibrated to the Series 7 investment as at the transaction date.

Derivative financial instruments - warrants

Option Pricing Method using a Black-Scholes framework. The warrants are valued within the same equity allocation as the preferred shares and represent the entitlement to value above the level at which they become economic to exercise, reflecting the contractual exercise price, expected volatility, remaining contractual term and the risk-free rate.

Derivative financial instrument - Greentank forward purchase contract

Forward valuation measured as the fair value of the underlying second-tranche Series 7 preferred shares and second tranche warrants, each derived from the Option Pricing Method, compared against the contractual subscription price discounted to the measurement date.

There were no changes in the valuation techniques used during the period.

ii. Valuation inputs and relationships to fair value

The following table summaries the quantitative information about the significant unobservable inputs used in level 3 fair value measurements (see (i) above for the valuation techniques adopted) and how reasonable change in the input would affect the fair value:

Un observable inputs	Financial asset at FVOCI - Series 7 Preferred Shares of Greentank	Derivative financial instruments - warrants	Derivative financial instrument - Greentank forward purchase contract
	Asset / (Liability)	Asset / (Liability)	Asset / (Liability)
Balance as at 30 June 2026	8,524	1,301	(143)

	Sensitivity
	Increase / (Decrease)	Increase / (Decrease)	Increase / (Decrease)
Volatility is estimated at 80%
10% increase in expected volatility from 80% to 88%	(388)	432	44
10% decrease in expected volatility from 80% to 72%	393	(402)	(8)

Company equity value / market-movement adjustment is estimated at -1.66%
10% increase in Greentank’s total equity value	572	305	877
10% decrease in Greentank’s total equity value	(598)	(277)	(875)

Volatility: A higher volatility increases the value of the warrants and reduces value of the Series 7 Preferred Shares of Greentank. A 10% increase in the volatility increases the warrants by $432 and decreases the value of Series 7 Preferred Shares of Greentank by $388 and increases the value of the Greentank forward purchase contract by $44. A 10% decrease in the volatility decreases the warrants by $402 and increases the value of Series 7 Preferred Shares of Greentank by $393 and decreases the value of the Greentank forward purchase contract by $8.

Company equity value / market-movement adjustment: A 10% increase in the Company equity value / market-movement adjustment increases the warrants by $305 and increases the value of Series 7 Preferred Shares of Greentank by $572 and increases the value of the Greentank forward purchase contract by $877. A 10% decrease in the volatility decreases the warrants by $277 and decreases the value of Series 7 Preferred Shares of Greentank by $598 and decreases the value of the Greentank forward purchase contract by $875.

(24)

AIR Global PLC

Notes to the unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2026

iii. Valuation process

The Group's finance function includes a financial reporting team that responsible for the determination and review of fair values required for financial reporting purposes, including instruments classified within Level 3 of the fair value hierarchy. Management determined the fair values of the Series 7 Preferred Shares, First Warrant and Second Subscription Forward Contract with the assistance of an independent valuation specialist. The valuation techniques, significant assumptions and resulting fair values were reviewed by the Group’s finance function and management as part of the quarter-end financial reporting process.

13. Bank guarantees

As of 30 June 2026, the Group has provided performance guarantees of $26,266 (31 December 2025: $8,299) to various government authorities. These guarantees are issued to support the Group's contractual obligations.

A portion of this guarantee is withheld by the bank under the normal terms of business and at 30 June 2026, $19,170 (31 December 2025: $964) is included within refundable deposits.

Restricted deposits

The Group is involved in ongoing legal disputes with an individual who acted as the local sponsor to one of its UAE entities from 1999 to 2023, which is currently non-operational. Since 2024, that individual has initiated several legal proceedings against the Group and certain former employees. In January 2026, the Company issued a bank guarantee in favour of the UAE Courts in the amount of $18,200, which has been classified as a restricted deposit. The guarantee was provided as a precautionary measure to prevent any attachment of productive assets owned by the Group’s UAE subsidiary. Following this temporary disruption, the Group’s factory resumed operations and continues to operate in the ordinary course of business. The guarantee may only be called upon following the issuance of a final, non-appealable judgment. The status of the guarantee remains contingent on the findings and further hearings which are expected in the second half of 2026.

14. Related parties

Related parties include the ultimate controlling party, subsidiaries, joint ventures, key management personnel, and businesses which are controlled directly or indirectly by them or over which they exercise significant management influence (“affiliates”). In addition, members of the Board of Directors, executives with strategic responsibilities and their close family members are also considered related parties. Individuals that have the ability to exercise significant influence over the Group through share ownership, strategic relationships and significant commercial interactions with the Group, together with entities controlled by such individuals, are also considered as related parties. The Group carries out transactions with its related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.

Transactions with key management personnel

Directors of the Group and their immediate relatives control 61.7% of the voting shares of the Group. During the period ended 30 June 2026, the Group had 19 individuals (2025: 17) identified as key management personnel, including 8 Directors (2025: 5). The compensation of key management personnel (including Directors) is as follows:

	Three-month period ended 30 June		Six-month period ended 30 June
	2026	2025	2026	2025
	$000	$000	$000	$000
Share-based payments	5,918	791	11,693	1,771
Short term employee benefits	1,860	1,553	3,830	3,449
Post employment benefits	129	62	180	128
	7,907	2,406	15,703	5,348

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AIR Global PLC

Notes to the unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2026

Other related party transactions

During the period, the Group made sales on mutually agreed terms to a number of customers which are deemed to be related parties on the basis that they are owned and controlled by Mr. Khaleel Mamoori who is a shareholder of the ultimate parent undertaking, AIR Global PLC, and the former board member of AIR Limited, or those entities which are held as joint ventures by the Group. The amounts due from related parties are interest free and are classified as current based on agreed payment terms. The sales to these related parties were as follows:

Sales to related parties

Entity	Nature of the transaction	Six-month period ended 30 June
		2026	2025
		$000	$000
Al Fakher Al Mithaliya for Manufacturing Tobacco	Royalty revenue	14,592	23,158
KM Tobacco General Trading FZ-LLC	Raw material sales	7,702	10,626
United General Trading FZ-LLC	Raw material sales	2,435	2,483
KMMS General Trading FZ-LLC	Finished goods sales	2,352	—
United General Trading FZ-LLC	Royalty revenue	1,412	1,260
ZeroSmoke F.Z.C.*	Finished goods sales	101	—
Al Raed General Trading (FZE)	Finished goods sales	—	9,684
Expert Global General Trading FZ-LLC	Finished goods sales	—	7,970
		28,594	55,181

Subsequent to the period end, ZeroSmoke has been fully acquired by the Group. (Note 19).

Related party balances

The amounts due from related parties were as follows:

Amounts due from related parties (Note 12)

	30 June 2026	31 December 2025
	$000	$000
KM Tobacco General Trading FZ-LLC	16,192	9,075
Al Fakher Al Mithaliya for Manufacturing Tobacco	7,869	10,459
United General Trading FZ-LLC	2,765	2,372
Expert Global General Trading FZ-LLC	774	1,908
ZeroSmoke F.Z.C.	362	253
Cloudz Holding Ltd	204	252
KMMS General Trading FZ-LLC	—	533
	28,166	24,852

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AIR Global PLC

Notes to the unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2026

15. Capital and reserves

Share capital

	Ordinary shares
	30 June 2026	31 December 2025
On issue at beginning of the year	49,774,855	49,620,534
Share-based payment compensation	160,164	104,111
Purchase consideration	—	66,009
Shares repurchased	—	(15,799)
Share cancellations*	(238,577)	—
Shares converted as a part of the BCA transaction (Note 17)	(49,696,442)	—
Shares issued for the Company as a part of the BCA transaction (Note 17)	160,386,602	—
As at reporting date	160,386,602	49,774,855

*Cancellation of forfeitable shares previously granted under the Group's share-based payment scheme as a result of the relevant market performance condition not being satisfied.

	30 June 2026	31 December 2025
	$000	$000
Authorized capital: 253,220,000 shares of $19.7456 each	—	4,999,981
Authorized capital: 600,000,000 shares of $0.0001 each	60	—
	60	4,999,981

Allotted, called up and fully paid:
49,774,855 ordinary shares of $19.7456 each	—	982,834
1 Ordinary share of $19.7456 each issued at a discount of $18.7456	—	—
712,748 Ordinary shares of $19.7456 each issued at a discount of $19.7356	—	(14,066)
160,386,602 ordinary shares of $0.0001 each	16	—
As at reporting date	16	968,768

16. (Loss) / earnings per share

	Three-month period ended 30 June		Six-month period ended 30 June
	2026	2025	2026	2025
(Losses) / earnings for the purposes of basic and diluted earnings per share as profit for the period attributable to the ordinary equity holders of the parent company ($000)	(74,728)	21,114	(81,820)	31,973
Average of ordinary shares outstanding	146,147,022	143,619,180	144,808,913	143,416,948
Basic (loss) / earnings per share attributable ($)	(0.511)	0.147	(0.565)	0.223
Average of diluted shares outstanding	146,147,022	143,646,993	144,808,913	143,633,238
Diluted (loss) / earnings per share attributable ($)	(0.511)	0.147	(0.565)	0.223
Weighted average number of shares used as the denominator:
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	146,147,022	143,619,180	144,808,913	143,416,948
Adjustments for calculation of diluted earnings per share:
Employee share options plans	—	27,813	—	216,291
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	146,147,022	143,646,993	144,808,913	143,633,238

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AIR Global PLC

Notes to the unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2026

17. BCA transaction

On 15 May 2026, AIR Holdings Limited (now AIR Global PLC), CAEP, AIR, Cayman Merger Sub and Jersey Merger Sub completed the BCA transaction, which consisted of, among other things, the following transactions:

•
The Cayman Merger Sub merged with and into CAEP, as a result of which (i) the separate corporate existence of Cayman Merger Sub ceased and CAEP continued as the surviving entity in the Cayman Merger and a wholly owned direct subsidiary of AIR Holdings, and (ii) each issued and outstanding CAEP Class A Ordinary Share, including those converted from CAEP Class B Ordinary Shares (other than those surrendered by the Sponsor) but excluding any CAEP shares held in treasury (“CAEP Excluded Shares”), CAEP shares for which the applicable holder exercised their redemption right (“CAEP Redeeming Shares”) or CAEP shares for which holders exercised their dissenters’ rights (“CAEP Dissenting Shares”), are no longer outstanding and have been cancelled, in exchange for the Per Share Cayman Consideration equal to one ordinary share of AIR Holdings.
•
Each CAEP Excluded Share, CAEP Redeeming Share and CAEP Dissenting Share has been cancelled and has ceased to exist.
•
1,500,000 of the ordinary shares of AIR Holdings received by Cantor EP Holdings III, LLC (“Sponsor”) have been designated as “Sponsor Earnout Shares” and are subject to redesignation, redemption and cancellation by AIR Holdings if a release event has not occurred on or prior to the date which is five years following the transaction date (“Termination Date”). A release event includes the following: (a) an Early Release Event as defined in the Sponsor Support Agreement, (b) for 750,000 of the Sponsor Earnout Shares, a closing price of the AIR Holdings ordinary shares on the principal exchange on which such securities are then listed or quoted is at or above $12.50 for 20 trading days (which need not be consecutive) over a consecutive 30 trading day period at any time after the transaction date and on or prior to the Termination Date, and (c) for the remaining 750,000 of the Sponsor Earnout Shares, a closing price of the AIR Holdings ordinary shares on the principal exchange on which such securities are then listed or quoted is at or above $15.00 for 20 trading days (which need not be consecutive) over a consecutive 30 trading day period at any time after the transaction date and on or prior to the Termination Date.
•
Each share of Cayman Merger Sub continues to exist and is being held by AIR Holdings and constitutes the only issued and outstanding shares in the capital of CAEP as the surviving Cayman entity.
•
Jersey Merger Sub merged with and into AIR, as a result of which (i) the separate corporate existence of Jersey Merger Sub ceased and AIR continued as the surviving entity and a wholly owned subsidiary of AIR Holdings, and (ii) each issued and outstanding ordinary share of AIR was transferred to AIR Holdings in exchange for the right of the holder thereof to receive the ordinary shares of AIR Holdings at a specified exchange ratio.
•
A portion of the AIR Holdings ordinary shares issuable in respect of AIR ordinary shares were designated as “AIR Earnout Shares” and are subject to redesignation, redemption and cancellation until the earlier of (a) an Early Release Event as defined in the Business Combination Agreement and (b) the last trading date of the period in which the closing price of the AIR Holdings ordinary shares on the principal exchange which such securities are then listed or quoted is at or above $12.50 for 20 trading days (which need not be consecutive) over a consecutive 30 trading day period at any time during the period of five years following the transaction date. In the event that the conditions described above have not occurred on or prior to the date which is 5 years following the transaction date, the AIR Earnout Shares will be automatically redesigned, redeemed, and cancelled.
•
Each party to the Business Combination Agreement ensured that the AIR Holdings board of directors initially comprised of, and the officers of AIR Holdings were initially, the individuals designated by AIR, subject to applicable listing requirements, prior to the transaction date.
•
Pursuant to a special resolution of the holders of AIR Holdings ordinary shares, the AIR Holdings shareholders approved the adoption of the A&R AIR Holdings Articles of Incorporation.

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AIR Global PLC

Notes to the unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2026

•
AIR Holdings adopted the A&R AIR Holdings Articles of Incorporation and converted from a private limited company into a public limited company and the ordinary shares in the capital of AIR Holdings which were issued to the AIR Holdings nominees on the incorporation of AIR Holdings were redesignated as redeemable deferred shares and then immediately redeemed and cancelled.
•
Subsequent to the Closing Date, AIR Global will issue the Company Top Up Awards under the AIR Global Equity Incentive Plan, which will vest and be settled following the expiration of the six-month lock-up period after the Closing Date.
•
Subsequent to the Closing Date, AIR Global will issue to each holder of a vested AIR equity award who remains employed by AIR Global or one of its subsidiaries an AIR Global Earnout RSU award under the AIR Global Equity Incentive Plan. Each such holder will be entitled to receive the number of AIR Global Earnout RSUs equal to the number of AIR Earnout Shares such holder would have received if he or she had held the number of AIR ordinary shares exercisable under a vested AIR equity award. The AIR Global Earnout RSUs will be subject to the same vesting requirements as the AIR Earnout Shares, provided that the vesting of such AIR Global Earnout RSUs will also be subject to such recipient’s continuous employment or service through the applicable vesting date of such AIR Global Earnout RSUs.

Prior to closing, a total of 22,373,640 CAEP Class A ordinary shares were redeemed for an aggregate redemption value of approximately $234,700, resulting in a total of 5,226,360 CAEP Class A ordinary shares remaining issued and outstanding as of the Closing Date. As of the Closing Date, after giving effect to the transactions noted above, there were 160,386,602 AIR Global ordinary shares issued and outstanding.

Accounting for the BCA transaction

AIR was determined to be the accounting acquirer, for financial reporting purposes, based on evaluation of the following facts and circumstances:

•
AIR Shareholders have the largest voting interest in AIR Global;
•
The AIR Global Board has eight members, all of whom have been nominated by AIR;
•
AIR’s senior management is the senior management of AIR Global;
•
The business of AIR comprises the ongoing operations of AIR Global; and
•
AIR is the larger entity, in terms of substantive operations and employee base.

The exchange of AIR Limited shares for AIR Global ordinary shares, including the AIR Earnout Shares, was accounted for as part of the capital reorganization and recapitalization of AIR Limited’s equity. The AIR Earnout Shares have been classified within equity as the number of AIR Global ordinary shares issued in exchange for AIR’s ordinary shares were fixed and known at the Closing Date and there will be no cash settlement if AIR Earnout Shares are redeemed subject to the earnout conditions. Accordingly, the exchange of such shares has been recognized as a recapitalization transaction within AIR Global’s equity, with no impact to AIR Global’s consolidated statement of comprehensive loss for the six months ended 30 June 2026.

The excess of fair value of AIR Global ordinary shares issued over the fair value of CAEP’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for AIR Global shares and has been expensed as incurred in accordance with IFRS 2. In addition, as the Sponsor Earnout Shares are included in the share-based consideration paid to CAEP Shareholders in exchange for the listing service, they have also been accounted for in accordance with IFRS 2 and recorded at fair value as a listing expense with an increase to AIR Global’s equity. The Sponsor Earnout Shares have been classified in equity because they have been settled by delivering a fixed number of AIR Global ordinary shares in exchange for a fixed number of CAEP’s Class A Ordinary Shares that were known at the date of the BCA transaction and there will be no cash settlement if Sponsor Earnout Shares are redeemed subject to the earnout considerations.

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AIR Global PLC

Notes to the unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2026

As of 15 May 2026, the fair value of the consideration transferred, fair value of the net liabilities acquired, and resulting expense recognized by AIR Global are as follows:

$000
Fair value of AIR Global ordinary shares excluding Sponsor Earnout Shares (i)	36,937
Fair value of Sponsor Earnout Shares (ii)	13,553
Total consideration transferred	50,490
Fair value of CAEP identifiable net assets (cash related to reorganization transaction)	(2,340)
IFRS 2 listing expense	48,150

CAEP transaction costs (iii)	41,296
Expenses relating to BCA transaction	89,446

i. The fair value of AIR Global ordinary shares issued was estimated based on a market price of $12.70 per share as of 15 May 2026.

ii. The fair value of Sponsor Earnout Shares was estimated as of 15 May 2026 based on a per share value of $9.04, which was calculated using a Monte Carlo approach taking into account the sponsor earnout conditions.

iii Out of the $41,296 transaction costs, $28,933 has been paid, and $12,363 is accrued.

The IFRS 2 listing expense recorded by the Group is recorded within other expenses in the unaudited interim condensed consolidated statement of comprehensive loss for the three month period ended and six months period ended 30 June 2026. Company Top Up Awards to be issued by AIR Global are accounted for as equity-classified share-based payments under IFRS 2 as these awards will be settled by issuing AIR Global ordinary shares and there is no cash settlement option or alternative.

AIR Global Earnout RSUs to be issued by AIR Global are accounted for as equity-classified share-based payments under IFRS 2 as these awards will be settled by issuing AIR Global Ordinary Shares and there is no cash settlement option or alternative. These awards will be granted and will begin vesting in the second half of 2026 following the Board approval of the final terms and conditions of the AIR Global Equity Incentive Plan.

As result of the reorganization, historical equity balances of AIR Limited were adjusted to reflect the new capital structure of Air Global PLC. Consequently, share capital of $967,203, representing the change in par value of the Company's shares, was reclassified to share premium. In addition, share premium of $39,534 attributable to AIR Limited prior to BCA transaction was transferred to retained earnings.Following the reorganization, the issuance of shares by Air Global PLC resulted in the recognition of additional share premium of $102,035, representing the excess of the issue price over the par value of the shares issued.

Forward Purchase Agreement

On 11 May 2026, CAEP, and, following the BCA transaction, AIR Global and CAEP entered into an agreement (the “Forward Purchase Agreement”) with Harraden Circle Investors, LP, Harraden Circle Special Opportunities, LP, Harraden Circle Strategic Investments, LP and Harraden Circle Concentrated, LP (collectively, the “Seller”). Under the Forward Purchase Agreement, the Seller purchased 5,000,000 CAEP Class A Ordinary Shares, par value $0.0001 per share, in accordance with the terms and conditions therein. On the prepayment date, AIR Global paid the Seller from CAEP’s trust account an amount equal to the number of shares subject to the transaction multiplied by the redemption price at the closing of the BCA transaction, totaling $52,444 (the “Prepayment Amount”).

The transaction will settle physically, with the Seller permitted to sell subject shares after closing subject to a minimum sale price of $10.00 per share, a daily volume cap of 15% of trading volume, and mandatory early termination and payment provisions for shares sold, including additional payments to AIR Global if shares are sold above $15.00 per share. Any shares not sold by the valuation date (“FPA Closing Date”), which is six months after closing unless accelerated or extended under the agreement, must be returned to AIR Global while the Seller will retain the related Prepayment Amount

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AIR Global PLC

Notes to the unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2026

The Forward Purchase Agreement is accounted for as an own-share / treasury share arrangement under IAS 32 – Financial Instruments: Presentation (“IAS 32”) as the Seller does not have substantive rights (in terms of restriction of selling the AIR Global Ordinary Shares under $10 per share, pledging and limited duration of AIR Global ordinary share ownership) of an unrestricted shareholder for securities acquired under this arrangement. Although legally issued to the Seller, the subject shares were accounted for as treasury shares from the Closing Date because the Seller did not obtain substantive rights equivalent to those of an unrestricted shareholder. Accordingly, the Group recognized a $52,444 adjustment to share capital and share premium to reflect the legal issuance of the subject AIR Global ordinary shares and a corresponding adjustment to recognize a treasury share reserve to reflect a potential legal transfer of the subject AIR Global ordinary shares to AIR Global at the FPA Closing Date in case the Seller is unable to sell the AIR Global ordinary shares during the six months subsequent to the FPA Closing Date. Therefore, the transaction has been recorded as a movement between equity to recognize a treasury share reserve. No financial asset or financial liability was recognized in respect of the Forward Purchase Agreement.

18. Investment in Greentank Innovation Corp.

On 3 June 2026, AIR Group Ventures Limited ("AGV"), a wholly owned subsidiary of the Group, subscribed for an aggregate of 2,450,980 Series 7 Preferred Shares of Greentank Innovations Corp. ("Greentank") for total consideration of $10,000 ("First subscription agreement"). AGV also received freestanding warrant providing the right to acquire additional Series 7 Preferred Shares of Greentank at a predetermined exercise price during the contractual exercise period. As at 30 June 2026, there are no outstanding consideration payable in relation to the first subscription agreement. The investment was undertaken for strategic purposes and does not provide the Group with control, joint control or significant influence over Greentank. Accordingly, the investment is accounted for as a financial asset in accordance with IFRS 9 "Financial Instruments".

At initial recognition, the Group made an irrevocable election to present subsequent changes in the fair value of the Series 7 Preferred Shares in other comprehensive income (“FVOCI”), as the investment is held for long-term strategic purposes and is not held for trading. Subsequent changes in fair value are recognized in other comprehensive income and are not subsequently reclassified to profit or loss upon derecognition. Dividends are recognized in profit or loss when the Group's right to receive payment is established. No dividend income was recognized in relation to the investment during the period.

The warrants are accounted for as derivative financial instruments measured at fair value through profit or loss ("FVTPL"), with changes in fair value recognized within unaudited interim condensed consolidated statement of comprehensive income.

Greentank forward purchase contract

On 18 June 2026, AGV entered into an agreement to subscribe for an additional 2,450,980 Series 7 Preferred Shares of Greentank for total consideration of $10,000 ("Second subscription agreement"). Under the terms of the agreement, AGV will also receive freestanding warrant to acquire additional Series 7 Preferred Shares of Greentank at a predetermined exercise price during the contractual exercise period. The allotment of the Series 7 Preferred Shares and issuance of the warrants contractually occurred on 24 July 2026, which was also the date on which the subscription consideration became payable and was settled. As at 30 June 2026, neither the Series 7 Preferred Shares nor the warrants had been issued and no consideration has been paid in relation to the second subscription agreement. Consequently, the agreement did not give rise to ownership of the underlying financial instruments at the reporting date. The contract was therefore recognized as a forward purchase agreement and accounted for as a derivative financial instrument in accordance with IFRS 9.

The Greentank forward purchase contract is measured at fair value through profit or loss. At 30 June 2026, the fair value of the derivative financial instrument amounted to a liability position of $143. The fair value loss recognized on the Greentank forward purchase contract during the six-month period ended 30 June 2026 amounted to $169 and is presented within changes in fair value of derivative financial instruments within the unaudited interim condensed consolidated statement of comprehensive income.

The Greentank forward purchase contract is classified within Level 3 of the fair value hierarchy as defined by IFRS 13 due to the use of significant unobservable inputs in the valuation.(Note 12).

(31)

AIR Global PLC

Notes to the unaudited interim condensed consolidated financial statements for the six-month period ended 30 June 2026

The carrying value and the movement of the financial asset at FVOCI and derivative financial instruments as at 30 June 2026 is as follows:

	Six-month period ended 30 June
	2026	2025
Financial asset at FVOCI - Series 7 Preferred Shares of Greentank	$000	$000
Balance as of 1 January	—	—
Additions during the period	8,559	—
Changes in fair value during the period recognized in OCI	(35)	—
Balance at end of period	8,524	—

Derivative financial instrument - Greentank forward purchase contract	$000	$000
Balance as of 1 January	—	—
Additions during the period	26	—
Changes in fair value during the period recognised in profit or loss	(169)	—
Balance at end of period	(143)	—

Derivative financial instrument - warrants	$000	$000
Balance as of 1 January	—	—
Additions during the period	1,415	—
Changes in fair value during the period recognised in profit or loss	(114)	—
Balance at end of period	1,301	—

19. Subsequent events

The Group previously held a 50% equity interest in ZeroSmoke F.Z.C (“ZeroSmoke”), a joint venture established with Pioneer Delivery Systems Holdings L.L.C-FZ (“Pioneer”) to commercialize the category of nicotine pouches in worldwide markets (excluding certain restricted markets) under some of the Group’s proprietary owned brands, within the United Arab Emirates. Subsequent to 30 June 2026, the Group entered into a termination and release agreement which became effective on 7 July 2026, pursuant to which it acquired the remaining 50% interest in Zerosmoke for consideration of approximately $800, resulting in full ownership of the entity upon completion of the share transfer.

(32)